Exhibit 99.2

SPECIMEN 1 MAIN STREET ANYWHERE PA 99999-9999 VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 pm EDT on October 8, 2023. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE BY FAX Mark, sign and date your proxy card and return it to 646-536-3179. VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary General Meeting to be held at Unit 909, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong, on October 10, 2023, at 9:00 a.m. local time. Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting Proxy Card - Oriental Culture Holding Ltd. DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RESOLUTIONS. 1. To approve by an ordinary resolution of a share consolidation of the issued and authorized ordinary shares of the Company at a ratio between one (1)-for-three (3) and one (1)-for-ten (10), accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be set at a whole number within this range and at such time and date after the passing of this resolution but before October 18, 2023, to be determined by the Company’s Board in its discretion; FOR AGAINST ABSTAIN 2. To approve an adjournment of the Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Share Consolidation Proposal. FOR AGAINST ABSTAIN Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. SPECIMEN AC:ACCT9999 90.00

ORIENTAL CULTURE HOLDINGS LTD. Extraordinary General Meeting of Stockholders To Be Held October 10, 2023 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints Mun Wah Wan and Yi Shao proxy with full power of substitution to vote all the ordinary shares of the Company which the undersigned would be entitled to vote if personally present at the Extraordinary General Meeting of Stockholders to be held at Unit 909, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong, on October 10, 2023, at 9:00 a.m. local time, or at any postponement or adjournment thereof, and upon any and all matters which may properly be brought before the Meeting or any postponement or adjournments thereof, hereby revoking all former proxies. This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR the share consolidation Proposal, FOR the approval of the grant of discretionary authority to adjourn the extraordinary meeting, and in the case of other matters that legally come before the meeting, as said proxy(s) may deem advisable. Please check here if you plan to attend the Extraordinary General Meeting of Stockholders on October 10, 2023 at 9:00 am local time. DETACH PROXY CARD HERE TO VOTE BY MAIL PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side) TEST ISSUE REF 1999